UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 21, 2008.

Exhibit 99.1

Dubai FSRU Project Final Commitment

Golar LNG is pleased to announce the execution of a long term Floating Storage and Regasification (FSRU) time charter with Dubai Supply Authority (DUSUP), the exclusive purchaser of natural gas in Dubai. The Golar Freeze will be converted to an FSRU, with delivery scheduled for 2Q10. The contract duration is for a period of 10 years with options to extend for up to a further five years. The estimated contract value (excluding the option period(s) is approximately US $450 million. The contract with Dubai represents Golar's fourth FSRU related project commitment since announcing plans to build the World's First FSRU in January 2006.

Golar Freeze, following delivery to DUSUP in 2Q10, will be permanently moored alongside a purpose built jetty within the existing Jebel Ali port. The converted Golar Freeze will be capable of storing ~ 125,000 cubic meters of LNG and delivering up to 480 MCFD (~3 MTA) of regasified LNG to DUSUP for further delivery into the Dubai gas network. DUSUP will in addition to leasing the FSRU from Golar, own/ operate a purpose built jetty and a high pressure export pipeline. Shell, as DUSUP's appointed adviser for the project has worked closely with Golar in the development of this project.

Similar to Golar's first two FSRU commitments (Golar Spirit and Golar Winter), the technical scope for the FSRU project was worked in close cooperation with Moss Maritime. The work to modify the Golar Freeze is expected to commence Q4 2009. In parallel with this agreement, Golar has agreed to extend the duration of the charter of Golar Freeze to BG to align with the conversion timing for this project in return for redelivery of Hilli in place of Golar Freeze (scheduled for April 2008).

Golar's CEO Gary Smith highlighted the importance of working closely with Shell and DUSUP on this important project. "We are appreciative of the confidence DUSUP has shown in selecting Golar as the FSRU provider. We also acknowledge the important role played by Shell in facilitating and assuring this project". Smith went on to say " The Dubai FSRU project in combination with the Petrobras and Livorno projects are a clear demonstration of Golar's stated strategy of diversifying its activities and seeking greater participation across the mid stream activities of LNG. We are confident that we have now established a very strong and credible platform for further growth in this area; building on the significant long-term cash flow enhancement that these projects provide and thereby providing significant potential upside for Golar's shareholders".

Golar LNG Limited
Hamilton, Bermuda.
April 20, 2008.

Contacts:
Golar Management (UK) Ltd +44 (0) 207 517 8600
Gary Smith, CEO
Graham Robjohns, CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 21, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer